Stream Communications Network Inc.

Management Discussion and Analysis

For the six months ended June 30, 2003

General

The Company was established on March 28, 1979 under the name “Clear Mines Ltd.”, and initially operated in the sector of mineral deposit exploration and mining in Canada. The investments in that sector were not successful, and in the last quarter of the fiscal year 1990 the Board of Directors decided to discontinue the exploration activity. From November 1, 1990 the Company became an inactive company conducting no business operations. From the date of company formation to 1990, administration and exploration expenses amounted to CAD $2,074,862 and the company issued 2,939,725 Shares. The Company was an inactive company until 1996.

On February 25, 1994 Stan Lis became a director of the Company, who begun to work on changing the business profile of the company. In May 1995, the Vancouver Stock Exchange approved the change of classification from exploration to a technology company and reactivated the Company’s listing on the Exchange. In 1996 the new management of the Company decided to get involved in the business of constructing and operating animal waste rendering plants in Poland. The Company purchased rights to some Canadian technology of rendering organic and animal waste which technology was in demand in Poland. To better reflect its operation profile in 1995 the Company has changed its name to Trooper Technologies Inc.

In 1996 we registered a company in Poland, called Eco-Waste Systems S.A. (Eco-Waste), for the purpose of processing of animal waste. According to the original plan, Eco-Waste was to build a meat processing plant for the production of the meat-and-bone meal. For this purpose the Company purchased the land in Zabokliki near Siedlce. The investment for the purchase of land, preparing the land for the construction and acquiring a construction licence was $5,296,000.

The incidence of BSE in Europe triggered a ban on the production of bone-and-meat meal by the European Union. It was anticipated that a similar ban would apply to Poland (the complete ban of using the bone-and-meat meal came into effect in Poland on November 1, 2001). Consequently we had to consider a change of business profile, the investment in the rendering plant and continuation of the investment. As a result of increasing investment commitments and very positive investment growth opportunities in the telecommunications sector, we decided to discontinue further investments in Eco-Waste and to sell held shares in that entity. A sales contract was signed on September 30, 2002 with Pref. Sp. z o.o.

In 1999 we had completed marketing research of the cable television sector in Poland, with the conclusion that there was significant growth potential in this sector. As a first step we began to co-operate with Adam Wojcik and Dobroslaw Ploskonka who had a significant experience in the cable TV sector. On October 21, 1999, with Adam Wojcik and Dobroslaw Ploskonka, we established Stream Communications Sp. z o.o. (Stream Poland) for the purpose of providing cable television channels via cable networks and high speed Internet access. In January 2001 after the purchase of remaining shareholders we became the sole owner of Stream Poland. As of June 2003 we have invested $13.5 million CAD in Stream Poland. These funds were mainly used for the purchase of existing cable operators which put Stream Poland on the tenth position among cable operators in Poland.

In 1999 we co-established Polvoice.com Sp. z o.o. (Polvoice), holding a controlling block of shares. Polvoice was established to provide data transmission, internet and telephony services based on proprietary technology. During the first two years Polvoice.com was focused on development costs. We invested 973,000 CAD in the technology development and administrative costs of Polvoice.

As a consequence of our financial commitment in providing cable television services and Internet access services and of reducing the operating costs we began on April 12, 2002 the liquidating process of PolVoice and to transfer the telephony access services on a test bases to Stream Poland. As of November 30, 2002 Polvoice stopped providing the telephony services. New subscriber agreements were made by Stream Poland, which commenced providing such services as of December 2002.

On October 19, 2001 we changed our name to Stream Communications Network Inc. for the purpose of unifying its image as a telecommunication company

Our authorized capital is 150,000,000 common shares without par value.

Our registered office is Suite 1700 – Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the TSX Venture Exchange under the trading symbol “TPP”. The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is suspended from trading on the TSX Venture Exchange resulting from a change of business.

We are a holding company that owns and raises funds for the development our subsidiaries’ business.

We own and control business activities in Poland through a group of companies, in particular through our wholly-owned subsidiary Stream Poland with a registered seat in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

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Bielsat.com Sp. z o.o. (“Bielsat”) with its registered seat in Bielsko Biala: ul. Kaminskiego 19, 43-300 Bielsko-Biala, and

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Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”) with its registered seat in Sanok: ul. Staszica 18, 38-500 Sanok,

Our other subsidiaries are:

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EES Waste Solutions Limited with its registered seat in Cyprus: 1066 Nicosia, Julia House, 3 Themistokles Dervis Street.

Stream Communications Network, Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”), mainly in metropolitan Warsaw on a trial basis. Stream has approximately 41,000 cable television subscribers, which represents a penetration rate of approximately 69% of homes passed. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.  Although cable television services accounted for over 92% of its consolidated net sales in 2002, Stream has a small but growing number of Internet subscribers and intends to introduce high-speed Internet access over all its networks.

Stream conducts its business in Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  Stream has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream has funded its growth and operations principally through equity and has incurred material debt only in relation to the acquisition of its cable subsidiary Gimsat.  Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Stream owns and manages its entire network.  Most of Stream’s networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services.  Stream’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Bielsat

Stream Poland is one of the founders of Bielsat and, since Bielsat was incorporated on 8 March 2000, has held 51% of its shares.  PPUH Bielsat Sp z o.o. owns the remaining 49% of its shares.

Gimsat

Since 21 June 2001 Stream Poland has held 0.21% of the shares of Gimsat.  Marian Wachowicz, Jerzy Grabski and Marek Mruk (the ”Gimsat Shareholders”) jointly own the remaining 99.79% of Gimsat shares.

On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital.  Under that agreement, the parties undertook to sell the shares to Stream Poland.  To secure an advance payment of the purchase price paid to the Gimsat Shareholders, the parties entered into a separate registered pledge agreement. The preliminary agreement also provided that representatives of Stream Poland would be granted an exclusive and irrevocable power of attorney in the form of a notarial deed for the duration of the registered pledge agreement that permitted the person authorised by the purchaser to exercise the rights attaching to all the shares of Gimsat.  Persons exercising such rights would be authorised to undertake any and all actions necessary for the proper operation of the company, except for encumbering the shares beyond the limit set out in the agreement, transferring or pledging the shares, accepting other obligations in the name of the company (or giving consent thereto) beyond the scope of the ordinary management of the company, liquidating, merging, or dissolving the company, imposing additional obligations on shareholders or requiring additional payments, or altering the share capital of the company.  During that period, the Gimsat Shareholders undertook not to exercise, either personally or by proxy, voting rights or any other rights.  Should the above restrictions be violated, Stream Poland may demand compensation from the Gimsat Shareholders for any damage incurred.  On 21 June 2001, the registered pledge agreement was entered into, whereby over 48,057 shares were pledged to secure the refund of the advance payment to be made under the preliminary agreement described above.

The voting rights attached to the pledged shares of Gimsat are entrusted to Adam Wojcik and Dobroslaw Ploskonka, members of the management board of Stream Poland, which results in Gimsat being controlled by Stream.

The value of the advance payment made by Stream Poland amounted to USD 2,465,800.  The amount to be paid to complete the transaction is USD 1,129,797.

On 13 June 2002, the District Court in Lublin registered the pledge over shares as established in the pledge agreement described above.

Polvoice

On 12 April 2002, the shareholders of Polvoice adopted a resolution to liquidate the company. Zbigniew Tragarz, the President of its management board, was appointed the liquidator of the company.  On 1 December 2002, Polvoice’s ongoing VoIP Internet telephony business, including customers in the Warsaw metropolitan area, were transferred to Stream Poland.

MTK

From 2 July 2001, Stream Poland was the sole shareholder of MTK, a cable television operation. On 11 January 2002, the shareholders of both companies resolved to merge two companies. The merger was registered on June 27, 2002.

Stream’s cable television services

Stream currently offers four programme packages:

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TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream's own information channel; and

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TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

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TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels such as Discovery, National Geographic, CNN and Cartoon Network;

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TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration.  Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers.  In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network.  One of Stream’s strategic goals is to unify channel offerings, which it has already begun doing.  Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimise potential signal piracy.  Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s cable television programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favourable terms.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licenced by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Table: List of programmes licenced by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	Niepokalanow 2	Polish Catholic television	Polish
14	BBC World	information	English
15	BBC Prime	entertainment	English/Polish subtitles
16	POLSAT Sport	sport	Polish
17	Discovery	documentary	Polish
18	Animal-Planet	science	Polish
19	Discovery Travel & Adv.	travel	Polish
20	Discovery Sci-Trek	science	Polish
21	Discovery Civilisations	science	Polish
22	Cartoon Network	children	Polish
23	TCM	movies	Polish
24	CNN	information	English
25	Ale Kino!	movies	Polish
26	MINI MAX	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	TMT	educational	Polish
33	RTPi	general	Portuguese
34	Fox Kids	children	English
35	Fox News	Information	English

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier.  Stream includes all these programmes in its Top Tier offering.  These offerings are subject to change as Stream effects the licencing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers.  Stream is currently involved in discussions to obtain rights to new channels.  Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

As of 1 December 2002 Stream Poland took over the provision of the Internet telephony services formerly provided by Polvoice.  These services, provided principally in the Warsaw metropolitan area, offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services.  Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and through periodic promotions of its services.  Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programmes and services.  Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has filed an application with the Polish Patent Office to register its trademark, its logo and the names of its cable television programme packages.  The registration process for these trademarks is not yet completed.

Overview of the Polish cable television industry

Poland has approximately 39 million inhabitants and 12 million television households.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly.  In addition, large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped.  According to the KAGAN market research service, there were approximately 3.82 million cable subscribers in Polandas of 31 December 2001. The average monthly salary as of 31 December 2002 was approximately Cdn $1,014.00, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately Cdn $16.00 (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers.  Stream believes that currently the top twelve operators (including Stream) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 500 operators.  Stream expects consolidation among these providers, particularly as smaller operators face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services.  First, Poland is one of the largest single-language market in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. In 2000, each Polish household watched an average of 236 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities.  This high housing density results in comparatively low costs for building cable television networks.  Currently Stream’s average network density is about 320 homes passed per kilometre of cable plant.  By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream usually enters into such agreements for renewable terms varying from ten to 20 years.

Operating and Financing Review and Prospects

Results of Operations

Six months ended June 30, 2003 compared to six months ended June 30, 2002

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP.

Revenue increased 6% in the current period. During both half-year periods the number of subscribers has not appreciably changed. The increase in net sales is attributable to existing subscribers’ switching to more expensive programme packages and to increases in the rates charged for each programme package. Some of the increase in revenue has been offset as a result of churn. Churn is a measure of the turnover of Stream’s customer base.  Stream’s churn rate has been approximately 12% over the past year; for an average of approximately 1% of Stream’s customer base being disconnected and replaced by new customers each month.  In 2001, Stream’s churn amounted to approximately 8% (or approximately 0.65% per month) whilst significantly adding to its subscriber base through acquisitions.  The increase in churn is attributable to Stream continuing to raise prices throughout its network, to Stream vigorously applying its policy of prompt disconnection of non-paying subscribers and to the loss of some customers.

Total expenses for the current six months has decreased 11.4% over the same period in the previous year. The change in the first and second quarters of 2003 is relatively unchanged.

In June of 2001, Stream Poland and the Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Poland would acquire 100% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares secures the repayment of Stream Poland’s advance in the event the purchase of Gimsat does not close on or before June 30, 2003. Stream may renegotiate this closing date. As at December 27, 2001, Stream Poland had advanced a total sum of Cdn $3.5 million to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Poland members. Under Canadian GAAP the operations of Gimsat were consolidated as of January 1, 2002.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, “Business Combinations”, replacing section 1580, that require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, “Goodwill and Other Intangible Assets”, that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required. The subscriber base is amortized using the straight-line method at rate of 5%.

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations.  Programming costs, which constituted about 13.5% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortisation/depreciation) in 2002, were incurred primarily in US dollars, while all revenues are realised in Polish zlotys. Certain other costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates.  However, high increases in subscription rates could decrease demand for Stream’s services.  Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars.  Moreover, in connection with the agreement for the purchase of Gimsat, the price of which is set in US dollars, Stream has not taken steps to hedge against the risk of exchange rate fluctuations.  This is because a relatively low balance is remaining on the Gimsat liability and the cost to hedge against this risk. In addition the rates of change of the Polish zloty to the US dollar are small compared to the Canadian dollar where the Canadian dollar has changed the most against both currencies.

As a result of the change in the Polish zloty to the Canadian dollar from December 31, 2002 to June 30, 2003, the value of property, plant and equipment decreased $1.7 million on the balance sheet of the financial statements in terms of Canadian dollars.

The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each quarter.

Rates of exchange of Polish Zloty and Canadian Dollar

$cdn
As at June 30, 2003	2.89440
For the six months ended June 30, 2003	2.66578
As at December 31, 2002	2.4351
As at June 30, 2002	2.67190
For the six months ended June 30, 2002	2.59688
As at December 31, 2001	2.5035

Rates of exchange of Canadian Dollar and US Dollar

$cdn
As at June 30, 2003	1.5728
For the six months ended June 30, 2003	1.3475
As at December 31, 2002	1.45477
As at June 30, 2002	1.5190
For the six months ended June 30, 2002	1.57444
As at December 31, 2001	1.5920

Rates of exchange of Polish Zloty and US Dollar

$cdn
As at June 30, 2003	3.8973
For the six months ended June 30, 2003	3.86985
As at December 31, 2002	3.8388
As at June 30, 2002	4.0565
For the six months ended June 30, 2002	4.08653
As at December 31, 2001	3.9820

Liquidity, Capital Resources and Subsequent Events

In the six months ended June 30, 2003 we received Cdn $891,445 pursuant to the exercise of warrants.

We will continue to raise cash from equity sources and continue with this program until we achieve positive cash flow. In addition to receiving funds from the exercise of warrants, we intend to conduct a financing in Europe in 2003.

Our working capital deficiency as at June 30, 2003 was Cdn $3,733,928. Included in this figure is an amount owing on the Gimsat acquisition of Cdn $1,481,887. Gimsat have indicated that this amount can be postponed for an additional year for a nominal interest fee. As over 80% of our assets are capital assets, there is room to finance our activities with commercial loans.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk. We will continue to raise funds by way of private placements in our capital stock and exercise of stock options and warrants although there can be no guarantee that such funds will be available in the future. We have received the majority of funding by way of private placement of our common shares.

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